EXHIBIT 20.1

Dear Shareholders:

We are pleased to provide you with the following update on the performance of BellaVista Capital.

Non-performing investments

We reported in our May 5, 2005 letter that our goal for 2005 was to complete and sell 11 of the 13 non-performing assets originated under previous management which we had in our portfolio at the beginning of 2005. As of the date of this letter, we have sold and closed escrow on five properties yielding total proceeds of $22.2 million. Of the remaining six properties we forecasted to complete and sell in 2005: three are under contract pending close of escrow; two more are currently on the market for sale; and one will be listed for sale in early September. Based on current market conditions we are hopeful about our ability to achieve our goal of selling these 11 non-performing assets during 2005. This would leave us with only two non-performing assets remaining: a 7,000 sf home in Tiburon, California, which is scheduled to be completed in February 2006, and our 72-unit development in San Jose, Villa Cortona.

Villa Cortona is a 72-unit project we acquired through foreclosure and are developing in San Jose, California. It is currently the largest single asset in our portfolio, representing nearly one-third of our estimated net realizable value. The project is well under way, with the first phase of 38 homes in various stages of completion. Sales will begin when models open, which is expected just after Labor Day weekend. The homes are expected to sell between $600,000 and $750,000. The current demand for units in this price range is strong. Based on current marketing forecasts and construction timelines, we are forecasting that the project can be completed and sold out by Summer 2006. We believe this project will have a significant positive impact on our NRV.

Performing investments made before 2005

We began the year with five performing investments that we made prior to 2005, totaling $23 million. Two of those five investments were secured by a 17-unit condominium development in San Mateo, California. The first units in the project completed construction in June and we received repayments totaling $9.8 million from the sale of units during June and July. In early August, the developer refinanced the project and repaid the remaining $4.9 million due on our loan, including interest and loan fees totaling $3.5 million. We are very pleased with these investments which generated a 15.5% annual return on our invested funds.

In addition to the San Mateo project, we began receiving repayments from the $1 million investment we made in Colorado Springs. The development is currently selling its first phase of 32 units of the total of 148. During the period from


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April through July we received proceeds totaling $140,000 from the closing of condominium sales. Included in the proceeds was approximately $35,000 in payments for our equity participation. We expect to continue to receive proceeds through November 2006 as units are sold at which time we expect our investment will be fully repaid. Our annual return on this investment is projected to be 32%.

The remaining two performing investments from 2004 are in the development stage and are proceeding according to expectations. Cummings Park will comprise 30 condominium units and 18,000 sf of retail space in East Palo Alto. The developer hopes to begin excavating the garage in September. Polk Street Condominiums will provide 32 market rate senior housing units in a six-story building in San Francisco. Work on the building shell is nearly complete with sales expected to begin in February 2006.

New Investments made in 2005

In addition to completing and selling our non-performing assets and servicing our performing investments, we have identified and invested in new development projects in 2005. Since our communication in May the board of directors has approved three new investments totaling $15.3 million of which $6.5 million has been funded. The first investment is a $3.15 million equity investment in a project to secure development approvals for 300 condominium units on 5.5 acres in downtown Livermore. The City of Livermore is anxious to provide this housing and provided a loan of $8.0 million to finance the $9.0 million acquisition price for the property. The proceeds from our investment, together with our development partners' $450,000 contribution, is being used to fund the balance of the purchase price as well as the architectural, engineering and governmental costs needed to obtain development approvals. For our investment, we are entitled to a preferred return on amounts invested and a share of the project's profits.

The second investment approved is a $5.45 million construction loan to build 16 condominium units in Oakland, California. The units are expected to sell between $370,000 and $430,000. The property is fully entitled and construction is expected to start in December. Our financing is secured by a first deed of trust, supplies financing for 98% of the project's cost and represents 72% of the project's expected sales value based on an independent appraisal we commissioned. The developer will provide the remaining 4% along with a personal guaranty of repayment. We will earn interest on our loan and are entitled to a share in the profits of the development.

The third investment is a $6.7 million loan secured by a first deed of trust on a 40-unit apartment complex in Modesto, California. The developer plans to convert the apartments to condominium use and sell the units to individual owners. The units are expected to sell for an average of $225,000. Our loan provides 98% of the financing required to acquire the complex, convert the units to condominium use and upgrade the finishes and represents 81% of the project's expected sales value based on an independent appraisal we commissioned. The developer will provide the remaining 2% along with a personal guaranty of repayment. We will earn interest on our loan and are entitled to a share in the profits of the development.


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In addition to the new investments we have made, our pipeline of investment opportunities is quite strong. We are currently reviewing a number of potential investment opportunities including three investments totaling $14.0 million that we believe are very good prospects. One is the conversion of an historic office building into 17 residential condominiums near Oakland's City Hall. Another will provide financing to build 37 condominiums in a supply-constrained market near the University of Santa Barbara. The third is an opportunity to invest in a 66-unit waterfront condominium development on the Puget Sound in Bremerton, Washington.

Net Realizable Value

The percentage of performing investments in our portfolio, as measured by net realizable value, has increased to 24% from 22% at the beginning of the year. This increase was achieved during a period when our two largest performing loans repaid in full. Additionally, we currently have approximately $20 million available to invest, which, once invested would nearly double our percentage of performing investments.

On August 14, 2005 we filed our June 30, 2005 10-Q where we reported an estimated net realizable value per share (NRV) of $4.24. This value is $0.01 lower than the value we reported at March 31, 2005 and resulted from the downward adjustments to the values of two non-performing loans totaling approximately $0.02 per share. These downward adjustments were partially offset by increases to NRV totaling $0.01 representing the amount that the earnings from our performing investments exceeded our operating expenses. Please refer to the June 30, 2005 10-Q for more complete details. Going forward, we currently anticipate no further material decreases in NRV due to the non-performing loans.

We hope this report provides you with a good update of our activities since our last letter. We will continue to update you on the status of the portfolio and our performance on a regular basis. As a reminder, we can provide these communications to you via email. The communication is faster and will be more economical for the company. If you would like to receive future communications via email, please contact Connie Paris at (650) 328-3060 or connie@bellacap.com.

Sincerely,



Michael Rider                      Eric Hanke
President                          Vice President